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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
Rule 13E-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

Dole Food Company, Inc. (Name of the Issuer)
David H. Murdock DHM Holding Company, Inc. DHM Acquisition Company, Inc. Dole Food Company, Inc. (Names of Persons Filing Statement)
Common Stock, No Par Value (Title of Class of Securities)
256605106 (CUSIP Number of Class of Securities)

Roberta Wieman
10900 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024-6501
Telephone: (310) 208-6055
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)
copy to: Peter J. Tennyson, Esq., Paul, Hastings, Janofsky & Walker LLP, Seventeenth Floor, 695 Town Center Drive, Costa Mesa, CA 92626-1924 Telephone: (714) 668-6200

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3 (c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$1,472,737,597	$135,492

*
The filing fee is determined based upon the sum of (a) the product of 43,088,903 shares of common stock and the merger consideration of $33.50 per share (equal to $1,443,478,251) and (b) the difference between the merger consideration of $33.50 per share and the exercise price per share of each of the 3,593,209 shares of common stock options outstanding in which the exercise price per share is less than $33.50 per share (equal to $29,259,346). In accordance with Exchange Act Rule 0-11(c) and is equal to $92.00 per million of the aggregate merger consideration calculated pursuant to the preceding sentence (equal to $1,472,737,597).

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$135,492
	Form or Registration No.:	Schedule 14A
	Filing Party:	Dole Food Company, Inc.
	Date Filed:	December 24, 2002

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by David H. Murdock, DHM Holding Company, Inc., a Delaware corporation ("Parent"), DHM Acquisition Company, a Delaware corporation ("Purchaser"), and Dole Food Company, Inc. ("Dole"), a Delaware corporation and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction. Pursuant to an Agreement and Plan of Merger among Parent, Purchaser, Mr. Murdock and Dole dated as of December 18, 2002, Purchaser will merge with and into Dole. Purchaser is a newly formed Delaware corporation wholly-owned by Parent, a newly formed Delaware corporation wholly-owned by Mr. Murdock.

        In the merger, each issued and outstanding share of Dole common stock will be cancelled and automatically converted into the right to receive $33.50 in cash, without interest or any other payment thereon, with the following exceptions: shares of Dole common stock owned by Parent and Purchaser and their affiliates or by Dole or by any of Dole's subsidiaries will be cancelled and shares of our common stock held by stockholders who properly exercise appraisal rights will be converted into the appraised value for such shares. Upon completion of the merger, the entire equity interest in Dole will be indirectly-owned by David H. Murdock through Parent.

        Concurrently with the filing of this Schedule 13E-3, Dole is filing a preliminary proxy statement pursuant to which the stockholders of Dole will be given notice of the merger and a special meeting at which they will be asked to adopt the merger agreement. The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the proxy statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the proxy statement, including all schedules and appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the schedules and appendices thereto. The proxy statement is in preliminary form and is subject to completion or amendment.

Item 1.    Summary Term Sheet.

        The information contained in the section entitled "SUMMARY TERM SHEET" of the proxy statement is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	NAME AND ADDRESS.	The information contained in the section entitled "INFORMATION ABOUT DOLE" in the proxy statement is incorporated herein by reference.
(b)	SECURITIES.	The information contained in the section entitled "THE MERGER—Voting Rights; Quorum; Vote Required for Approval" in the proxy statement is incorporated herein by reference.
(c)	TRADING MARKET AND PRICE.	The information contained in the section entitled "INFORMATION ABOUT DOLE—Price Range of Dole's Common Stock" in the proxy statement is incorporated herein by reference.
(d)	DIVIDENDS.	The information contained in the section entitled "INFORMATION ABOUT DOLE—Dividends and Dividend Policy" in the proxy statement is incorporated herein by reference.
(e)	PRIOR PUBLIC OFFERINGS.	None.
(f)	PRIOR STOCK PURCHASES.
The information contained in the section entitled "OTHER MATTERS—Purchases by Dole and its Directors and Executive Officers and by Parent and Purchaser and their Directors and Executive Officers" of the proxy statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a),(c)	NAME AND ADDRESS; BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information contained in "Schedule I" in the proxy statement is incorporated herein by reference.
(b)
BUSINESS AND BACKGROUND OF ENTITIES. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings," "INFORMATION ABOUT DOLE" and "INFORMATION CONCERNING PARENT, PURCHASER AND MR. MURDOCK" in the proxy statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)	TENDER OFFERS. Not applicable.
(a)(2)(i)	TRANSACTION DESCRIPTION. The information contained in the sections entitled "SUMMARY TERM SHEET" and "THE MERGER" in the proxy statement is incorporated herein by reference.
(a)(2)(ii)
CONSIDERATION. The information contained in the section entitled "THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates" in the proxy statement is incorporated herein by reference.

(a)(2)(iii)
REASONS FOR TRANSACTION. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings," "—Position of Dole as to the Purposes, Alternatives, Reasons and Effects of the Merger" and "—Position of Parent, Purchaser and Mr. Murdock as to the Purposes, Alternatives, Reasons and Effects of the Merger" in the proxy statement is incorporated herein by reference.
(a)(2)(iv)	VOTE REQUIRED FOR APPROVAL. The information contained in the section entitled "THE MERGER—Voting Rights; Quorum; Vote Required for Approval" in the proxy statement is incorporated herein by reference.
(a)(2)(v)
DIFFERENCES IN THE RIGHTS OF SECURITY HOLDERS. The information contained in the sections entitled "THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates" and "THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interests" in the proxy statement is incorporated herein by reference.
(a)(2)(vi)	ACCOUNTING TREATMENT. Not applicable.
(a)(2)(vii)	INCOME TAX CONSEQUENCES. The information contained in the section entitled "THE MERGER—Material U.S. Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.
(c)
DIFFERENT TERMS. The information contained in the section entitled "THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interests" in the proxy statement is incorporated herein by reference.
(d)	APPRAISAL RIGHTS. The information contained in the section entitled "THE MERGER—Appraisal Rights" in the proxy statement is incorporated herein by reference.
(e)
PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information contained in the sections entitled "INFORMATION ABOUT DOLE" and "INFORMATION CONCERNING PARENT, PURCHASER AND MR. MURDOCK" in the proxy statement is incorporated herein by reference.
(f)	ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	TRANSACTIONS. The information contained in the sections entitled "OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management" and "OTHER MATTERS—Purchases by Dole and its Directors and Executive Officers and by Parent and Purchaser and their Directors and Executive Officers" in the proxy statement is incorporated herein by reference.
(b)-(c)
SIGNIFICANT CORPORATE EVENTS; NEGOTIATIONS OR CONTACTS. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings" and "THE MERGER—Interests of Certain Persons in the Merger; Potential Conflicts of Interests" in the proxy statement is incorporated herein by reference.
(e)	AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	USE OF SECURITIES ACQUIRED. The information contained in the section entitled "SUMMARY TERM SHEET" and "THE MERGER" in the proxy statement is incorporated herein by reference.
(c)
PLANS. The information contained in the sections entitled "SUMMARY TERM SHEET—The Proposed Merger," "INFORMATION ABOUT DOLE—Dividends and Dividend Policy" and "SPECIAL FACTORS—Position of Dole as to the Purposes, Alternatives, Reasons and Effects of the Merger," "—Position of Parent, Purchaser and Mr. Murdock as to the Purposes, Alternatives, Reasons and Effects of the Merger," "—Mr. Murdock's Plans for Dole" and "THE MERGER—Merger Financing" in the proxy statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)-(c)	PURPOSES; ALTERNATIVES, REASONS, EFFECTS. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings," "—Position of Parent, Purchaser and Mr. Murdock as to the Purposes, Alternatives, Reasons and Effects of the Merger," "—Position of Dole as to the Purposes, Alternatives, Reasons and Effects of the Merger" in the proxy statement is incorporated herein by reference.
(d)
EFFECTS. The information contained in the sections entitled "SPECIAL FACTORS—Position of Parent, Purchaser and Mr. Murdock as to the Purposes, Alternatives, Reasons and Effects of the Merger," "—Position of Dole as to the Purposes, Alternatives, Reasons and Effects of the Merger," "—Mr. Murdock's Plans for Dole," "THE MERGER—Material U.S. Federal Income Tax Consequences," "—Payment of Merger Consideration and Surrender of Stock Certificates," and "—Interests of Certain Persons in the Merger; Potential Conflicts of Interests," in the proxy statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a),(b)	FAIRNESS; FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information contained in the sections entitled "SUMMARY TERM SHEET—Questions About the Fairness of the Merger and Conflicts of Interest," "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings," "—Position of Dole as to the Fairness of the Merger to Disinterested Stockholders," "—Opinion of Financial Advisor to the Special Committee," "—Position of Parent, Purchaser and Mr. Murdock as to the Fairness of the Merger to Disinterested Stockholders," "—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock" in the proxy statement and Appendix B, "Opinion of Goldman, Sachs & Co." is incorporated herein by reference.
(c)
APPROVAL OF SECURITY HOLDERS. The information contained in the sections entitled "SUMMARY TERM SHEET—Voting and Proxy Procedures" and "THE MERGER—Voting Rights; Quorum; Vote Required for Approval" in the proxy statement is incorporated herein by reference.
(d)
UNAFFILIATED REPRESENTATIVE. The information contained in the section entitled "SPECIAL FACTORS—Position of Parent, Purchaser and Mr. Murdock as to the Fairness of the Merger to Disinterested Stockholders" in the proxy statement is incorporated herein by reference.

(e)
APPROVAL OF DIRECTORS. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings" and "SPECIAL FACTORS—Approval of Directors" in the proxy statement is incorporated herein by reference.
(f)
OTHER OFFERS. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings" and "SPECIAL FACTORS—Position of Dole as to the Fairness of the Merger to Disinterested Stockholders" in the proxy statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(c)	REPORT, OPINION, OR APPRAISAL; PREPARER AND SUMMARY OF THE REPORT; AVAILABILITY OF DOCUMENTS. The information contained in the sections entitled "SPECIAL FACTORS—Background of the Merger and Special Committee Proceedings," "—Opinion of Financial Advisor to the Special Committee," "—Consultation with Deutsche Bank, Financial Advisor to Mr. Murdock" in the proxy statement and Appendix B, "Opinion of Goldman, Sachs & Co" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a),(b),(d)	SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS. The information contained in the section entitled "THE MERGER—Merger Financing" in the proxy statement is incorporated herein by reference. Murdock has no alternative financing arrangements or alternative financing plans if the primary financing falls through, although he has agreed to seek alternative financing in the merger agreement.
(c)
EXPENSES. The information contained in the sections entitled "THE MERGER—Estimated Fees and Expenses of the Merger" and "THE MERGER AGREEMENT—Expenses" in the proxy statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	SECURITIES OWNERSHIP. The information contained in the section entitled "OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management" in the proxy statement is incorporated herein by reference.
(b)
SECURITIES TRANSACTIONS. The information contained in the section entitled "OTHER MATTERS—Security Ownership of Certain Beneficial Owners and Management" in the proxy statement is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)	INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information contained in the section entitled "THE MERGER—Intent to Vote" in the proxy statement is incorporated herein by reference.
(e)
RECOMMENDATIONS TO OTHERS. The information contained in the sections entitled "SUMMARY TERM SHEET—Voting and Proxy Procedures" and "THE MERGER—Intent to Vote" in the proxy statement is incorporated herein by reference.

Item 13. Financial Statements.

(a)	FINANCIAL INFORMATION. The audited financial statements of Dole for the fiscal years ended December 30, 2000 and December 29, 2001, are hereby incorporated by reference to the information appearing on pages 37 through 54 in Dole's 2001 Annual Report, attached as Exhibit 13.1 to Dole's Annual Report on Form 10-K for the fiscal year ended December 29, 2001, filed with the Securities and Exchange Commission on March 29, 2002. The unaudited interim consolidated financial statements for the most recent fiscal quarter are hereby incorporated by reference to Dole's Quarterly Report on Form 10-Q for the fiscal quarter ended October 5, 2002, filed with the Securities and Exchange Commission on November 19, 2002.
(b)	PRO FORMA INFORMATION. Not applicable.
(c)
SUMMARY INFORMATION. The information contained in the section entitled "INFORMATION ABOUT DOLE—Dole Food Company, Inc. Selected Consolidated Financial Data" in the proxy statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a),(b)	SOLICITATIONS OR RECOMMENDATIONS; EMPLOYEES AND CORPORATE ASSETS. The information contained in the sections entitled "SUMMARY TERM SHEET—Voting and Proxy Procedures" and "THE MERGER—Proxy Solicitation" in the proxy statement is incorporated herein by reference.

Item 15. Additional Information.

(b)	OTHER MATERIAL INFORMATION. The information contained in the proxy statement is incorporated herein by reference.

Item 16. Exhibits.

(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 24, 2002 (incorporated herein by reference to the proxy statement).
(c)(1)	Opinion of Goldman, Sachs & Co., dated December 18, 2002 (incorporated herein by reference to Appendix B of the proxy statement).
(c)(2)	Report of Deutsche Bank provided to David H. Murdock.
(c)(3)	Materials presented by Goldman, Sachs & Co. to the special committee on December 18, 2002 (to be filed by amendment).
(d)
Agreement and Plan of Merger among DHM Holding Company, Inc., DHM Acquisition Company, Inc., David H. Murdock and Dole Food Company, Inc. dated December 18, 2002 (incorporated herein by reference to Appendix A of the proxy statement).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).
(g)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID H. MURDOCK (Signature)
David H. Murdock (Name and title)
December 24, 2002 (Date)

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)	Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on December 24, 2002 (incorporated herein by reference to the proxy statement).
(c)(1)	Opinion of Goldman, Sachs & Co., dated December 18, 2002 (incorporated herein by reference to Appendix B of the proxy statement).
(c)(2)	Report of Deutsche Bank provided to David H. Murdock.
(c)(3)	Materials presented by Goldman, Sachs & Co. to the special committee on December 18, 2002 (to be filed by amendment).
(d)(1)
Agreement and Plan of Merger among DHM Holding Company, Inc., DHM Acquisition Company, Inc., David H. Murdock and Dole Food Company, Inc. dated December 18, 2002 (incorporated herein by reference to Appendix A of the proxy statement).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Appendix C of the proxy statement).
(g)	Not applicable.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Purposes, Alternatives, Reasons and Effects.
  Item 8. Fairness of the Transaction.
  Item 9. Reports, Opinions, Appraisals and Negotiations.
  Item 10. Source and Amounts of Funds or Other Consideration.
  Item 11. Interest in Securities of the Subject Company.
  Item 12. The Solicitation or Recommendation.
  Item 13. Financial Statements.
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURE
EXHIBIT INDEX